UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Graham Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-8462	16-1194720
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

20 Florence Avenue, Batavia, New York	14020
(Address of principal executive offices)	(Zip Code)

Jennifer Condame, Controller and Chief Accounting Officer: (585) 343-2216

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Graham Corporation (“we,” “us” or “our”) has determined that from January 1, 2018 – December 31, 2018, certain Conflict Minerals (as defined by Item 1.01(d)(3) of Form SD) were necessary to the functionality and/or production of products that we manufactured or that we contracted to manufacture. Based on a reasonable country of origin inquiry, we have no reason to believe that such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country sharing an internationally recognized border with the Democratic Republic of the Congo (together, “Covered Countries”).

We undertook our reasonable country of origin inquiry by sending a vendor questionnaire to each of our vendors that has been active within the past three years, including new vendors and vendors of our wholly owned subsidiary Energy Steel & Supply Co. The questionnaire solicited information regarding each such vendor’s use of Conflict Minerals, its due diligence procedures with respect to its supply chain and the country of origin of any such Conflict Minerals. In some instances, we followed up with our vendors to obtain their responses. We also maintain a policy that we take vendor responses to the questionnaire into account when assessing continuing vendor relationships. We also attach the questionnaire to all purchase orders.

None of the elicited responses implicated any of the Covered Countries as the country of origin for any Conflict Minerals used by us or our subsidiary in products that we manufactured or contracted to manufacture during the period covered by this specialized disclosure report. Based on our review of the responses, we have no reason to believe that Conflict Minerals provided by our vendors may have originated in the Covered Countries.

This Conflict Minerals Disclosure is available on our website at www.graham-mfg.com/corporate-governance.

Item 1.02	Exhibit

Based on the results of our reasonable country of origin inquiry described in Item 1.01 above, we are not required to file a Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Graham Corporation
(Registrant)

By:	/s/ Jeff Glajch	May 31, 2019
(Name)	Jeff Glajch	(Date)
(Title)	Vice President – Finance & Administration and Chief Financial Officer